Filed Pursuant to Rule 433
Registration No. 333-133007

Linked to the
The S&P Commodity Trends Indicator- Total Return (S&P CTI ELEMENTS)
S&P CTI ELEMENTS are intended to provide investors with access to a long/short approach to the commodities futures market. The performance of S&P CTI ELEMENTS is linked to the S&P Commodity Trends Indicator - Total Return (S&P CTI), which applies a long/short strategy to six commodity sectors comprising sixteen traditional, physical commodity futures contracts. With the ability to go either long or short, the S&P CTI has the ability to benefit from both rising and declining price trends within a cross-section of traditional, physical commodities futures markets.

ELEMENTSSM Linked to the S&P Commodity Trends Indicator - Total Return
Ticker	LSC
Intraday Indicative	LSCIV
Value Ticker
Bloomberg Index Ticker	SPTICTR
Exchange	NYSE ArcaSM
Investment Minimum	None
Annual Investor Fee	0.75%
CUSIP Number	4042EP 602
Maturity Date	June 16, 2023

Issuer: HSBC USA - AA-/Aa31
HSBC USA Inc. (“HSBC USA”), incorporated under the laws of Maryland, is a New York State-based bank holding company registered under the Bank Holding Company Act of 1956, as amended. Through its affiliation with HSBC Holdings PLC (“HSBC”), HSBC USA offers its customers access to global markets and services and plays a role in the delivery and processing of HSBC products. HSBC is one of the largest banking and financial services organizations in the world. Headquartered in London, England, HSBC’s international network comprises over 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, Latin America, North America, South America, the Middle East and Africa.

Index: S&P CTI
The S&P CTI is designed to apply a long/short strategy to six commodity sectors comprising a diversified portfolio of sixteen traditional, physical commodity futures contracts. Generally, each sector is represented on either a “long” or “short” basis, depending on recent price trends of that sector. Energy, due to the possibility of extreme upward price movements, is represented on either a “long” or “flat” (zero weight) basis2. Components of the soft sector are not highly correlated to each other so each component is set monthly to “long” or “short” on an individual basis, rather than a sector basis.

S&P CTI Weighting
The weighting of the S&P CTI is determined as follows:

1.
The sixteen index components are rebalanced annually in January, and their weights may be adjusted based on changes in global commodity production. Historically, the weighting of the components within the S&P CTI has not varied significantly year to year.

2.	On a monthly basis, the six sectors are rebalanced to their respective weights, as determined at the beginning of the year.

3.	Throughout the year, the weights of individual index components within sectors are allowed to fluctuate (except for softs - each soft component rebalances monthly).

The chart below displays the six sectors and their respective components, together with their initial weightings for 2008. Each sector is reset to its weighting on a monthly basis.

S&P CTI - Long/Short Position Determination
Each sector within the S&P CTI (with the exception of softs) is set long or short (or for energy, flat) on a monthly basis based on price movements over the prior seven months. The rule for the S&P CTI regarding long or short positions can be summarized as follows:

Long positions are tracked when a sector’s current price input is equal to or greater than an exponential average of the past seven monthly price inputs;

Short positions are tracked when a sector’s current price input is less than an exponential average of the past seven monthly price inputs;

A flat (zero weight) position is established for the energy sector when a short position is indicated; in this case, the weighting for energy is distributed proportionately to the other five sectors.

Historical Performance
The following charts provide a comparison of performance of the S&P CTI and the Dow Jones — AIG Total Return Index® (DJAIGTR) from January 1991 through May 2008. Data prior to December 31, 2003 for the S&P CTI is hypothetical historical data and the calculation of such hypothetical historical data was done using certain differences from the current methodology of the index (as further described in the prospectus). There is no actual historical data available on the S&P CTI prior to December 31, 2003.

The first chart shows the monthly performance of the S&P CTI and the DJAIGTR for the period set forth above.

Source: Bloomberg, Alpha Financial Technologies

1
The rating is that of HSBC USA as an institution. The notes themselves are not independently rated. The ratings do not address, affect or enhance the performance of S&P CTI ELEMENTS other than the ability of HSBC USA to meet its obligations. S&P CTI ELEMENTS are not principal protected. A credit rating is not a recommendation to buy, sell, or hold S&P CTI ELEMENTS, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

2	If Energy is set to flat, its weighting will have been distributed proportionally to the other sectors within the Index.

S&P CTI ELEMENTSSM Exchange-Traded Notes

Historical Performance (continued)
The second and third charts show the 12-month rolling performance for both indices for the period set forth above, however, the second chart is organized from the best 12-month rolling period for the DJAIGTR to the worst 12-month rolling period for the DJAIGTR and the third chart is organized chronologically.

The third chart shows the chronological 12-month rolling performance for both indices.

The historical performance of the S&P CTI is not necessarily indicative of the future performance of the S&P CTI or the future value of S&P CTI ELEMENTS. There can be no assurance that the future performance of the S&P CTI or any individual components will result in investors of S&P CTI ELEMENTS receiving a positive return on their investment.

What Are Some of the Risks of S&P CTI ELEMENTS?
An investment in S&P CTI ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the Prospectus.

1.
No Principal Protection - If the level of the S&P CTI decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your S&P CTI ELEMENTS, you will receive less than your original investment.

2.
Commodity Market and Index Risk - The return on S&P CTI ELEMENTS is linked to the performance of the S&P CTI which, in turn, is linked to the price of the components of the S&P CTI. Commodity futures prices may change unpredictably and have historically traded in contango or backwardation, affecting the value of the index components and, consequently, the value of your S&P CTI ELEMENTS in unforeseeable ways. In the event of a market disruption, the index publisher may suspend or discontinue the calculation or publication of the S&P CTI making it difficult to determine the market value of the S&P CTI and of your S&P CTI ELEMENTS which may, in turn, adversely affect the market price of your S&P CTI ELEMENTS.

3.
Concentrated Investment Risk - Because the components of the S&P CTI are commodities future contracts, your investment may carry risks similar to a concentrated securities investment in the commodities sector.

4.	No Interest Payments - You will not receive any periodic interest payments on S&P CTI ELEMENTS.

5.	Issuer Risk - Since S&P CTI ELEMENTS are unsecured debt securities of HSBC USA, the amount due on S&P CTI ELEMENTS is dependent on HSBC USA’s ability to pay.

6.
Restrictions on Repurchases by HSBC USA - You must offer at least $2,500,000 stated principal amount of S&P CTI ELEMENTS (250,000 securities) to HSBC USA for your offer for repurchase to be considered.

7.	Call Feature - Your S&P CTI ELEMENTS may be repurchased on or after June 16, 2011, if the principal amount of the S&P CTI ELEMENTS outstanding is $5,000,000 (500,000 securities) or less.

8.
A Trading Market for S&P CTI ELEMENTS May Not Develop - Although S&P CTI ELEMENTS are listed on NYSE Arca, a trading market may not develop. The issuer is not required to maintain any listing of S&P CTI ELEMENTS on an exchange.

9.
Uncertain Tax Treatment - Significant aspects of the tax treatment of S&P CTI ELEMENTS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the tax consequences described in the Prospectus.

How do I get started?
Please speak with your broker or financial advisor to determine if S&P CTI ELEMENTS are appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more in formation about S&P CTI ELEMENTS, visit www.ELEMENTSetn.com.

Registration Statement and Prospectus
The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC relating to such offering for more complete information about the Issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may want to retrieve a copy of the prospectus relating to this offering at www.ELEMENTSetn.com/pdfs/Prospectus-LSC.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384) • www.ELEMENTSetn.com
ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.
Dow Jones-AIG Commodity Index - Total Return is a service mark of Dow Jones & Company, Inc. and American International Group, Inc. NYSE Arca is a service mark of NYSE Group. Standard and Poor’s is a trademark of the McGraw-Hill Companies, Inc.
© 2008 MLPF&S Inc.
Printed in the U.S.A. Member Securities Investor Protection Corporation (SIPC).	Code ELEMENTS-LSC